

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2022

Teresa Weber
Chief Executive Officer
biote Corp.
1875 W. Walnut Hill Ln #100
Irving, TX 75038

   Re: biote Corp.
        Registration Statement on Form S-1
        Filed August 1, 2022
        File No. 333-266433

Dear Ms. Weber:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Dorrie Yale at 202-551-8776 with any questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Life Sciences

cc: Peter Byrne